                                    FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________________ to __________________

Commission file number 001-09225


                               EFTEC Savings Plan

                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

EFTEC Savings Plan
Index to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------

                                                                                      Page(s)
Report of Independent Accountants                                                        F-2

Financial Statements:

   Statement of Net Assets Available for Benefits at December 31, 2001 and 2000          F-3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
       December 31, 2001                                                                 F-4

   Notes to Financial Statements                                                      F-5 - F-9

Supplemental Schedules:

   Schedule of Assets (Held at End of Year) at December 31, 2001                        F-10

   Schedule of Reportable Transactions for the Year Ended December 31, 2001             F-11

                        Report of Independent Accountants

To the Participants and Administrator of the EFTEC Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EFTEC Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the EFTEC Savings Plan, as listed in the accompanying index on page F-1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------


PricewaterhouseCoopers LLP
Minneapolis, Minnesota

June 17, 2002

EFTEC Savings Plan
Statement of Net Assets Available for Benefits
At December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                     ASSETS
                                                         2001           2000

Investments, at fair value                           $ 9,626,447    $ 8,910,182

Receivables:
    Participant contributions receivable                  16,190         17,145
    Employer contributions receivable                      7,915          8,376

Other receivables                                         13,197

Accrued income                                               914            552
                                                     -----------    -----------

      Total assets                                     9,664,663      8,936,255

                                  LIABILITIES

Other liabilities                                                        23,646
                                                     -----------    -----------

Net assets available for benefits                    $ 9,664,663    $ 8,912,609
                                                     ===========    ===========


    The accompanying notes are an integral part of the financial statements.

EFTEC Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001
--------------------------------------------------------------------------------


                                                                         2001

Additions:
    Investments:
      Interest                                                        $    7,971
      Dividends                                                           89,115
      Net appreciation in market value of investments                    592,024
      Other income                                                        33,922
                                                                      ----------

      Total investment income/(loss)                                     723,032

    Participant contributions                                            481,932
    Employer contributions                                               235,821
                                                                      ----------

      Total additions                                                  1,440,785
                                                                      ----------

Deductions:
    Participant distributions and withdrawals                            685,302
    Administrative expense                                                 3,429
                                                                      ----------

      Total deductions                                                   688,731
                                                                      ----------

Net increase                                                             752,054

Net assets available for benefits:

    Beginning of year                                                  8,912,609
                                                                      ----------

    End of year                                                       $9,664,663
                                                                      ==========


    The accompanying notes are an integral part of the financial statements.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following brief description of the EFTEC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     General
     EFTEC (the Employer) is a joint venture owned 70% by H.B. Fuller Company and 30% by EMS Chemie. The Plan is a defined contribution plan established February 13, 1997 and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Share Plus Plan and the EMS-TOGO Corporation, a subsidiary of EMS Chemie, 401(k) Investment Plan. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing contributions.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Trustee
     The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

     Eligibility and Contributions
     All regular full-time United States EFTEC employees, excluding members of collective bargaining units whose contracts do not provide for participation, are eligible to make contributions to the Plan after six months of employment. Regular part-time employees are eligible to participate after twelve months.

     The Employer matches 100% of an employee's pre-tax contribution, up to 4% of the employee's compensation in the form of H.B. Fuller Company Common Stock. To participate, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants, each subject to a statutory annual maximum of $10,500 for 2001.

     A participant's contribution, and the allowable employer match, may be invested in any combination of the following participant directed investment funds or an H.B. Fuller Company Common Stock fund (which is non-participant directed). Participant directed investment funds include the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Balanced Investment Fund, Janus Twenty Fund and Janus Overseas Fund. A participant's investment option for past and future contributions can be changed daily.

     A participant's voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

     Participant Accounts
     Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of the Plan's investment income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments as defined in the Plan agreement. For termination of service due to other reasons, a participant may receive value in the vested interest in his or her account as a lump-sum distribution. The investment in the H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of Plan participants.

     Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after five years of credited service to the Employer, or upon age 65, disability or death.

     Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (4.75% at December 31, 2001). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower's vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2001 had interest notes ranging from 6.50% to 9.50% and mature at various dates through 2015.

     Forfeitures
     Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer's contribution to the participants' accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2001 were $14,021.

     Plan Termination
     Although it has no intention to do so, the Employer may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants' accounts will become fully vested.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation
     The fair values of the Plan's investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee. Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, determined on an average cost basis. Securities transactions are recorded on the trade date.

     Interest and Dividends
     Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

     Net Appreciation (Depreciation) in the Fair Value of Mutual Funds
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of mutual funds, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those mutual funds.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Contributions
     Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

     Concentration of Market Risk
     At December 31, 2001 and 2000, approximately 37% of the Plan's net assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Stock Fund is entirely dependent upon the performance of H.B. Fuller Company and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company common stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Net Benefits and the Statement of Changes in Net Assets Available for Benefits.

     Distributions to Participants
     Distributions to participants are recorded when the distribution is made.

     Plan Expenses
     The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     Payment of Benefits
     Benefits are recorded when paid.

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.   Investments

     The following represents the Plan's investments at fair value:

                                                                     December 31
                                                              ------------------------
                                                                 2001          2000
      H.B. Fuller Company Common Stock,
            122,312 and 136,304 shares, respectively **       $3,518,916*  $2,688,808*

      Wells Fargo Stable Return Fund,
            31,516 and 26,828 shares, respectively             1,015,844*     811,657*

      Wells Fargo Index Equity Fund,
            53,537 and 54,013 shares, respectively             2,457,887*   2,849,210*

      Wells Fargo Growth Balanced Investment Fund,
            40,705 and 35,248 shares, respectively             1,155,606*   1,084,235*

      Small Company Growth Fund,
            17,227 and 17,363 shares, respectively               444,649*     445,366*

      Janus Twenty Fund,
            10,284 and 8,378 shares, respectively                395,523      459,092*

      H.B. Fuller Company Common Stock Investment Fund **        116,762       60,276

      PIMCO Total Return Bond Fund                                96,717        8,129

      Janus Overseas Fund                                        193,404      262,400

      Participant loans receivable **                            231,139      241,009
                                                              ----------   ----------
                                                              $9,626,447   $8,910,182
                                                              ==========   ==========

     * Represents 5% or more of the Plan's net assets at the beginning of the Plan year.

     **   Non-participant directed investment, see Note 4.

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $592,024 as follows:

     Wells Fargo and Janus Mutual Funds                              $ (642,996)
     H.B. Fuller Company Common Stock and Common Stock
        Investment Fund                                               1,175,380
     Wells Fargo Stable Return Fund                                      57,074
     PIMCO Total Return Bond Fund                                         2,566
                                                                     ----------
                                                                     $  592,024
                                                                     ==========

EFTEC Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.   Non-participant Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                                   December 31
                                                             -----------------------
                                                                2001         2000
                                                             ----------   ----------
      Net assets:
          H.B. Fuller Company Common Stock                   $3,518,916   $2,688,808
          H.B. Fuller Company Common Stock Investment Fund      116,762       60,276
          Participant loans receivable                          231,139      241,009
          Accrued income                                            884          444
                                                             ----------   ----------
                                                             $3,867,701   $2,990,537
                                                             ==========   ==========

                                                                    Year Ended
                                                                    December 31,
                                                                        2001
                                                                    ------------
      Changes in net assets:
          Contributions                                              $  131,388
          Interest                                                        4,562
          Dividends                                                      56,000
          Other income                                                   21,774
          Net appreciation of investments                             1,175,380
          Participant distributions and withdrawals                    (310,733)
          Net transfers to participant directed investments            (199,833)
          Administrative expenses                                        (1,374)
                                                                     ----------
                                                                     $  877,164
                                                                     ==========


5.   Tax Status

     The Internal Revenue Service has determined and informed the Employer by a letter dated January 19, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since 1995; however, the Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Related Party and Party-in-Interest Transactions

     Plan investments include H.B. Fuller Company common stock which represents invested amounts in shares of stock of the parent company of EFTEC. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company common stock for the year ended December 31, 2001, amounted to $306,193 and $327,123, respectively.

     The Plan also invests in various funds managed by Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2001, the Trustee made purchases and sales of such securities amounting to $1,744,573 and $2,223,954, respectively.

EFTEC Savings Plan
Schedule of Assets (Held at End of Year)
At December 31, 2001
--------------------------------------------------------------------------------

                (b)
        Identity of Issuer,                                                                              (e)
            Borrower or                 (c)                              Units/         (d)            Current
(a)        Similar Party              Description                        Shares        Cost**           Value
 *    Wells Fargo               H.B. Fuller Company Common
           Minnesota, N.A.          Stock                                122,312     $3,095,652      $3,518,916

 *    Wells Fargo               H.B. Fuller Company Common
           Minnesota, N.A.          Stock Investment Fund                               116,762         116,762

 *    Wells Fargo               Stable Return Fund
           Minnesota, N.A.          Pooled, Common & Collective           31,516                      1,015,844

 *    Wells Fargo               Index Equity Fund
           Minnesota, N.A.          Common Stock                          53,537                      2,457,887

 *    Wells Fargo               Growth Balanced Investment Fund
           Minnesota, N.A.          Mutual Fund - Balanced                40,705                      1,155,606

 *    Wells Fargo               Small Company Growth Fund
           Minnesota, N.A.          Common Stock                          17,228                        444,649

 *    Wells Fargo               PIMCO Total Return Bond Fund
           Minnesota, N.A.          Corporate Bonds                        9,246                         96,717

 *    Wells Fargo               Janus Twenty Fund
           Minnesota, N.A.          Common Stock                          10,284                        395,523

 *    Wells Fargo               Janus Overseas Fund
           Minnesota, N.A.          Common Stock                           9,527                        193,404

*     Participant Loans         Loan Fund
                                    Private Debt Obligation
                                    Wells Fargo prime interest rate
                                    5-15 year terms                                     231,139         231,139
                                                                                                     ----------

                                Total investments at end of
                                    plan year                                                        $9,626,447
                                                                                                     ==========

* Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

** Amounts are not required in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position No. 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.

EFTEC Savings Plan
Schedule of Reportable Transactions*
Year Ended December 31, 2001
--------------------------------------------------------------------------------

5% of series of transactions by security issue:

                                                     Number of           Total Dollar Amount
                                                -----------------       ----------------------     Net Gain
Security Issue                                  Purchases   Sales       Purchases      Sales       or (Loss)
H.B. Fuller Company Common Stock Fund,
      Investment Fund                               92       43         $666,249      $609,765      $     -


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets at December 31, 2001, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

Parties in Interest: Wells Fargo Minnesota, N.A. - Trustee; H.B. Fuller Company
- Administrator.

                               EFTEC SAVINGS PLAN

                                    EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.                      Document
-----------                      --------

  (23)                Consent of Independent Accountants


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       EFTEC SAVINGS PLAN

DATE June 28, 2002                     By: /s/ Todd Mestad
                                           -------------------------------------
                                           (Plan Administrator)

                                  EXHIBIT INDEX


Exhibit No.  Document                             Method of Filing
-----------  --------                             ----------------

  (23)       Consent of Independent Accountants   Filed herewith electronically